UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HCA Inc.
(Exact name of registrant as specified in its charter)

Delaware	75-2497104
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

One Park Plaza
Nashville, Tennessee	37203
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:	N/A

(If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Common stock, par value $.01 per share

SIGNATURE
EXHIBIT INDEX
EX-10.3 Form of Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC dated as of November 17, 2006, among Hercules Holdings II, LLC and certain other parties hereto.

Item 1.	Description of the Registrant’s Securities to be Registered.
     The following description of our capital stock and the references to statutes and the provisions of our “certificate of incorporation” and “bylaws” are only summaries. Such summaries are qualified by reference to the complete text of such statutes and our amended and restated certificate of incorporation and amended and restated bylaws. Our authorized capital stock consists of 125,000,000 shares of common stock, par value $.01 per share. As of March 31, 2008, there were approximately 94,180,400 shares of our common stock outstanding.
     Common Stock
     Holders of our common stock are entitled to receive out of our legally available assets, when and if declared by our board of directors, dividends in cash, property, shares of common stock or other securities. No sinking fund provisions, redemption provisions or preemptive rights are applicable to the common stock. Holders of our common stock are entitled to one vote for each share held of record on all matters on which the stockholders may vote. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets available for distribution.
     Stockholder Agreements
     On July 24, 2006, Hercules Acquisition Corporation (“Hercules Acquisition”) and Hercules Holding II, LLC (“Hercules Holding”), a limited liability company currently owned by investment funds associated with Bain Capital Partners, Kohlberg Kravis Roberts & Co. and Merrill Lynch Global Private Equity (collectively, the “Sponsors”), entered into an Agreement and Plan of Merger with HCA Inc. pursuant to which Hercules Acquisition merged with and into HCA Inc., with HCA Inc. continuing as the surviving corporation (the “Merger”). Immediately following consummation of the Merger on November 17, 2006, investment funds associated with or designated by the Sponsors, certain entities affiliated with HCA founder and director Dr. Thomas F. Frist, Jr. (the “Frist Entities”), certain other co-investors and certain members of HCA’s management directly or indirectly own HCA. The investment funds associated with the Sponsors and their respective affiliates and/or assignees, along with the Frist Entities and their respective assignees, are collectively referred to herein as the “Investors.”
     In connection with the Merger, Hercules Holding offered certain members of management, including our executive officers, the opportunity (i) to exchange unrestricted shares of our common stock outstanding prior to the Merger for shares of common stock in the surviving company, (ii) to purchase shares of our common stock after the Merger, and (iii) to exchange a portion of their outstanding options to purchase our common stock prior to the Merger for fully exercisable options to purchase shares of the surviving company. In addition, on January 30, 2007, our Board of Directors awarded to members of management and certain key employees new options to purchase shares of our common stock pursuant to the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates. In connection with their equity ownership in the surviving company, the participants were required to enter into a Management

Stockholder’s Agreement and a Sale Participation Agreement, the terms of which are described below.
     Management Stockholder’s Agreement. The Management Stockholder’s Agreement imposes significant restrictions on transfers of shares of our common stock. Generally, shares will be nontransferable by any means at any time prior to the earlier of a “Change in Control” (as defined in the Management Stockholder’s Agreement) or the fifth anniversary of the closing date of the Merger, except (i) sales pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), filed by us in accordance with the Management Stockholder’s Agreement, (ii) a sale pursuant to the Sale Participation Agreement (described below), (iii) a sale to certain “Permitted Transferees” (as defined in the Management Stockholder’s Agreement), or (iv) as otherwise permitted by our board of directors or pursuant to a waiver of the restrictions on transfers given by unanimous agreement of the Sponsors. On and after such fifth anniversary, through the earlier of a Change in Control or the eighth anniversary of the closing date of the Merger, a management stockholder will be able to transfer shares of our common stock, but only to the extent that, on a cumulative basis, the management stockholders in the aggregate do not transfer a greater percentage of their equity than the percentage of equity sold or otherwise disposed of by the Sponsors.
     In the event that a management stockholder wishes to sell their stock at any time following the fifth anniversary of the closing date of the Merger, but prior to an initial public offering of our common stock, the Management Stockholder’s Agreement provides us with a right of first offer on those shares upon the same terms and conditions pursuant to which the management stockholder would sell them to a third party. In the event that a registration statement is filed with respect to our common stock in the future, the Management Stockholder’s Agreement prohibits management stockholders from selling shares not included in the registration statement from the time of receipt of notice until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the date of the registration statement. The Management Stockholder’s Agreement also provides for the management stockholder’s ability to cause us to repurchase their outstanding stock and options in the event of the management stockholder’s death or disability, and for our ability to cause the management stockholder to sell their stock or options back to us upon certain termination events.
     The Management Stockholder’s Agreement provides that, in the event we propose to sell shares to the Sponsors, certain members of senior management, including the executive officers (the “Senior Management Stockholders”) have a preemptive right to purchase shares in the offering. The maximum shares a Senior Management Stockholder may purchase is a proportionate number of the shares offered to the percentage of shares owned by the Senior Management Stockholder prior to the offering. Additionally, following the initial public offering of our common stock, the Senior Management Stockholders will have limited “piggyback” registration rights with respect to their shares of common stock. The maximum number of shares of Common Stock which a Senior Management Stockholder may register is generally proportionate with the percentage of common stock being sold by the Sponsors (relative to their holdings thereof).
     Sale Participation Agreement. The Sale Participation Agreement grants the Senior Management Stockholders the right to participate in any private direct or indirect sale of shares of common stock by the Sponsors (such right being referred to herein as the “Tag-Along Right”), and requires all management stockholders to participate in any such private sale, if so elected by the Sponsors, in the event that the Sponsors are proposing to sell at least 50% of the outstanding common stock held by the Sponsors, whether directly or through their interests in Hercules Holding (such right being referred to herein as the “Drag-Along Right”). The number of shares of common stock which would be required to be sold by a management stockholder pursuant to the exercise of the Drag-Along Right will be the sum of the number of shares of common stock then owned by the management stockholder and his affiliates plus all shares of common stock the management stockholder is entitled to acquire under any unexercised Options (to the extent such Options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by the Sponsors in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by the sponsors entitled to participate in the proposed sale. Management stockholders will bear their pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement.
     Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC
     The Investors and certain other investment funds who agreed to co-invest with them through a vehicle jointly controlled by the Investors to provide equity financing for the Merger, the financing transactions related to the Merger and other related transactions, entered into a limited liability company operating agreement in respect of Hercules Holding (the “LLC Agreement”). The LLC Agreement contains agreements among the parties with respect to the election of our directors, restrictions on the issuance or transfer of interests in us, including a right of first offer, tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).
     Pursuant to the LLC Agreement, Hercules Holding and its members are required to take necessary action to ensure that each manager on the board of Hercules Holding also serves on our Board of Directors. Each of the Sponsors has the right to appoint three managers to Hercules Holding’s board, the Frist family has the right to appoint two managers to the board, and the remaining two managers on the board are to come from our management team (currently Jack O. Bovender, Jr., our Chairman and CEO, and Richard M. Bracken, our President and COO). The rights of the Sponsors and the Frist family to designate managers are subject to their ownership percentages in Hercules Holding remaining above a specified percentage of the outstanding ownership interests in Hercules Holding.
     The LLC Agreement also requires that, in addition to a majority of the total number of managers being present to constitute a quorum for the transaction of business at any board or committee meeting, at least one manager designated by each of the Investors must be present, unless waived by that Investor. The LLC Agreement further provides that, for so long as at least two Sponsors are entitled to designate managers to Hercules Holding’s board, at least one manager from each of two Sponsors must consent to any board or committee action in order for it to be valid. The LLC Agreement requires that our organizational and governing documents contain provisions similar to those described in this paragraph.

     Registration Rights
     Hercules Holding and the Investors have entered into a registration rights agreement with us. Pursuant to this agreement, the Investors can cause us to register shares of our common stock held by Hercules Holding under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. The Investors are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake.
     The Registration Rights Agreement dated as of March 16, 1989 among HCA and certain other parties signed thereto allows holders of certain securities to demand that HCA file a registration statement for shares of common stock.
     Board of Directors
     All directors are of one class and hold office for a term expiring at the next annual meeting of stockholders. The bylaws authorize the board of directors to fix the number of directors from time to time and fill vacant directorships. In addition, the bylaws provide that directors may be removed with or without cause by the stockholders.
     Special Meeting of Stockholders
     The bylaws provide that special meetings of the stockholders may be called by the Chief Executive Officer for any purpose and may be called by the Chief Executive Officer or Secretary if directed by the board of directors or requested in writing by the holders of not less than 25% of our capital stock.
     Anti-Takeover Effects of Certain Provisions of Delaware Law
     Certain Delaware law provisions may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.
     Section 203 of the Delaware General Corporation Law (the “DGCL”), provides that, subject to certain stated exceptions, an “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. A corporation may not engage in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:
•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
     The effect of these provisions may make a change in control of our business more difficult by delaying, deferring or preventing a tender offer or other takeover attempt that a stockholder might consider in its best interest. This includes attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of the board of directors.
     Limitations on Liability and Indemnification of Officers and Directors
     Section 145 of the DGCL grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable in the case of expenses, including attorneys’ fees, in actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.
     Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Our bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the board of directors to indemnify all other employees. Such indemnification extends to the payment of judgments against such officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. Such indemnification also extends to the payment of counsel fees and expenses of such officers and directors in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or directors. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.
     We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.
     The foregoing summaries are subject to the complete text of the amended and restated certificate of incorporation and amended and restated bylaws and the DGCL and are qualified in their entirety by reference thereto.
     Amendments, Supermajority Voting Requirements
     When a quorum is present at an annual or special meeting of the stockholders, a vote of the holders of a majority of the voting power entitled to vote decides any question on which our stockholders are entitled to vote, unless a different vote is required by statute, the certificate of incorporation or the bylaws.

Item 2.	Exhibits.

3.1
Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).

3.2	Amended and Restated Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).

4.1
Specimen Certificate for shares of Common Stock, par value $0.01 per share, of the Company (filed as Exhibit 3 to the Company’s Form 8-A/A, Amendment No. 2, dated March 11, 2004, and incorporated herein by reference).

4.2	Registration Rights Agreement, dated as of November 17, 2006, among HCA Inc., Hercules Holding II, LLC and certain other parties thereto (filed as Exhibit 4.13 to the

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

4.3
Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit (g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22, 1989, and incorporated herein by reference).

4.4
Assignment and Assumption Agreement, dated as of February 10, 1994, between HCA-Hospital Corporation of America and the Company relating to the Registration Rights Agreement, as amended (filed as Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).

10.1
Management Stockholder’s Agreement dated November 17, 2006 (filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.2
Sale Participation Agreement dated November 17, 2006 (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.3	Form of Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC dated as of November 17, 2006, among Hercules Holdings II, LLC and certain other parties thereto.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 29, 2008	HCA INC.
	By:	/s/ R. Milton Johnson
R. Milton Johnson
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
3.1
Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).

3.2	Amended and Restated Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference).

4.1
Specimen Certificate for shares of Common Stock, par value $0.01 per share, of the Company (filed as Exhibit 3 to the Company’s Form 8-A/A, Amendment No. 2, dated March 11, 2004, and incorporated herein by reference).

4.2
Registration Rights Agreement, dated as of November 17, 2006, among HCA Inc., Hercules Holding II, LLC and certain other parties thereto (filed as Exhibit 4.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

4.3
Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit(g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22, 1989, and incorporated herein by reference).

4.4
Assignment and Assumption Agreement, dated as of February 10, 1994, between HCA-Hospital Corporation of America and the Company relating to the Registration Rights Agreement, as amended (filed as Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).

10.1
Management Stockholder’s Agreement dated November 17, 2006 (filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.2
Sale Participation Agreement dated November 17, 2006 (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference).

10.3	Form of Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC dated as of November 17, 2006, among Hercules Holdings II, LLC and certain other parties thereto.